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NEWS RELEASE

                                             [MACKENZIE PARTNERS LOGO]
                                                      156 FIFTH AVENUE
                                                    NEW YORK, NY 10010
                                                          212 929-5500
                                                      FAX 212 929-0308

CONTACTS:
Bruce Hawthorne; Robert P. Bryant
King & Spalding
(404) 572-4600

Mark H. Harnett
MacKenzie Partners, Inc.
(212) 929-5877

FOR IMMEDIATE RELEASE:

                    INVACARE FAULTS PROPOSED GEORGIA LAW MANDATING
                       STAGGERRED BOARDS FOR GEORGIA COMPANIES;
                   SUSPECTS HEALTHDYNE TECHNOLOGIES BEHIND PROPOSAL

ELYRIA, OHIO, March 21, 1997 - A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare Corporation (NASDAQ/NMS:IVCR) made the following comment regarding an anti-takeover proposal introduced yesterday as a last minute amendment to a routine bill in the Georgia legislature. This bill could be passed as early as today and, if adopted, would have a substantial adverse impact on shareholders of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC) and other public Georgia companies which elect their entire Board of Directors annually:

"We are incredulous to find out that an eleventh hour bill has been introduced that would impose a "staggered board" scheme on all publicly-held Georgia companies. Under a staggered board scheme only one third of a board would stand
for election each year, thus entrenching the remaining two thirds.   Virtually
every state in America requires a shareholder vote to approve a staggered board. The effect of this proposed bill would be to deprive all investors in Georgia publicly traded companies of their right to decide whether they should be able to elect an entire board at each year's meeting. The bill also contains other provisions that would entrench management at the expense of shareholders, including stripping shareholders of their current right to remove directors for any reason."

"We strongly suspect that Healthdyne's board and management, who are the most obvious beneficiaries of this bill, are behind this proposal. This proposed bill was introduced on the same day that Healthdyne received Invacare's notice of nomination of directors to replace the entire Healthdyne board of directors at their upcoming annual meeting."

"Without this bill Healthdyne's entire Board must stand for re-election at the upcoming 1997 Annual Meeting. This bill, if passed, would entrench the Board well into 1998 and permit the Board to frustrate the wishes of the rightful owners of Healthdyne. Shareholders of Georgia corporations like Healthdyne should continue to have the right to make this basic governance decision, not the state legislature."

"We hope the Georgia legislature will recognize this last minute bill for what it is: an attempt to entrench the incumbent management of one company at the expense of shareholders of all Georgia companies."

"Shareholders of all Georgia companies who elect their entire Board annually, including Healthdyne, should be outraged at this bill and should contact the Georgia legislature and Governor and the management of their companies as soon as possible to express their opposition."
                                       - more -

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Proposed  Georgia Legislation
March 21, 1997
page 2

As previously announced, Invacare is proposing a slate of seven director nominees and set of corporate governance bylaw amendments for consideration by shareholders at the annual meeting. The Invacare candidates nominated for election at the annual meeting are Messrs. Nicholas J. DiCicco, Jr., Donald F. Hastings, Jack Kahl, Jr., Ernest Peter Mansour, Jon H. Outcalt, James Allen Rutherford and Bill R. Sanford. The proposed amendments are designed to facilitate the change in the Board and the consummation of Invacare's fully-financed, premium tender offer; prevent manipulation by the current Board of Healthdyne's by-laws and of the size of the Board to be elected at the annual meeting; allow for a special meeting to be called by shareholders owning 10% of the Company's stock; and cause the existing Board to eliminate the Company's "dead-hand" pill provisions.

Invacare's $13 per share tender offer is currently scheduled to expire at 6:00 p.m. on Monday March 24, 1997, unless extended.

                               PARTICIPANT INFORMATION
Invacare may solicit proxies for Healthdyne's 1997 annual meeting with respect to the above-described nominees and proposals. Besides Invacare and the nominees, other participants in this solicitation may include the following directors and/or executive officers of Invacare: A. Malachi Mixon, III (Chairman, Chief Executive Officer and Director), Gerald B. Blouch (President and Chief Operating Officer), Thomas R. Miklich (Chief Financial Officer, Secretary, General Counsel and Treasurer), J.B. Richey, III (Senior Vice President--Total Quality Management and Director), Donald P. Andersen (Group Vice President--Respiratory Products) and Louis F.J. Slangen (Senior Vice President--Sales & Marketing). Although Salomon Brothers Inc ("Salomon Brothers"), which is acting as dealer manager in connection with the tender offer and serving as financial advisor to Invacare in connection with the proposed acquisition of Healthdyne, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in
Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Salomon Brothers may assist Invacare in such a solicitation: Scott Wilson (Managing Director), Wilder Fulford (Managing Director), John Fowler (Managing Director), John Chambers (Director) and Sarah Barnes (Vice President).

Invacare beneficially owns an aggregate of 600,000 shares of Healthdyne's common stock. Salomon Brothers will receive customary financial advisor and dealer manager fees, reimbursement and indemnification from Invacare in connection with the tender offer and any acquisition by Invacare of Healthdyne. Salomon Brothers will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Salomon Brothers engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the ordinary course of its business, Salomon Brothers maintains customary arrangements and effects transactions in the securities of Healthdyne for the accounts of its customers. As a result of its engagement by Invacare, Salomon Brothers has restricted its proprietary trading in the securities of Healthdyne (although it may still execute trades for customers on an unsolicited agency basis).

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